

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2023

Grainne Coen
Chief Financial Officer
Signal Hill Acquisition Corp.
2810 N. Church Street, Suite 94644
Wilmington, DE 19802-8172

> **Re: Signal Hill Acquisition Corp.**
> **Form 10-K for fiscal year ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-41281**

Dear Grainne Coen:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Marc Adesso